Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2011 (1)	2012 (1)

Net Income	$180	$160
Equity in earnings of unconsolidated affiliates, net of distributions	1	-
Income taxes	116	103
Capitalized interest	(1)	(1)
	296	262

Fixed charges, as defined:

Interest	94	89
Capitalized interest	1	1
Interest component of rentals charged to operating expense	8	5
Total fixed charges	103	95

Earnings, as defined	$399	$357

Ratio of earnings to fixed charges	3.87	3.76
         ___________

(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2011 and 2012 is interest expense of less than $1 million and interest income of $2 million, respectively, which is included in income tax expense.